Exhibit 3.1

AMENDMENT NO. 1

TO

AMENDED AND RESTATED BYLAWS

OF

CYNGN INC.

(A Delaware Corporation)

The Amended and Restated Bylaws (the “Bylaws”) of Cyngn Inc. (the “Corporation”) are hereby amended as follows:

Article II, Section 2.6 of the Bylaws is deleted in its entirety and replaced with the following:

2.6                    Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of one-third (1/3rd) of the voting power of the shares of the capital stock of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time.